Bracketology, LLC. (the "Company") an Illinois Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short period ended June 30, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bracketology, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position for the period ending June 30th, 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the short period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
The Company transferred its assets to Bracketology.tv, Inc. and in exchange, become an equity holder in Bracketology.tv, Inc. Bracketology.tv, Inc's financials are also represented on a separate document.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 11, 2022
Vincenzo Mongio

Statement of Financial Position

	Period Ended June 30, 2022
ASSETS	
Current Assets	
Cash and Cash Equivalents	528
Total Current Assets	528
TOTAL ASSETS	528
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts Payable - Related Party	102,000
Total Current Liabilities	102,000
TOTAL LIABILITIES	102,000
EQUITY	
Member's Equity	(101,472)
Total Equity	(101,472)
TOTAL LIABILITIES AND EQUITY	528

Statement of Operations

	Short Period Ended June 30, 2022
Revenue	13,095
Cost of Revenue - Related Party	11,500
Cost of Revenue	2,454
Gross Profit	(859)
Operating Expenses	
Advertising and Marketing	1,685
General and Administrative	17,517
Research and Development	2,318
Total Operating Expenses	21,520
Operating Income (loss)	(22,379)
Provision for Income Tax	-
Net Income (loss)	(22,379)

Statement of Cash Flows

	Short Period Ended June 30, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(22,379)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	3,354
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,354
Net Cash provided by (used in) Operating Activities	(19,025)
FINANCING ACTIVITIES	
Capital Contributions	9,321
Net Cash provided by (used in) Financing Activities	9,321
Cash at the beginning of period	10,232
Net Cash increase (decrease) for period	(9,704)
Cash at end of period	528

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance 1/1/2022	1,248	(89,662)	(88,414)
Capital Contributions	9,321	-	9,321
Net Income (Loss)	-	(22,379)	(22,379)
Ending Balance 6/30/2022	10,569	(112,041)	(101,472)

Bracketology, LLC.
Notes to the Unaudited Financial Statements
June 30th, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bracketology, LLC. ("the Company") was formed in Illinois on April 1st, 2021. The Company operated a fantasy gaming platform for reality TV and derived revenue from advertising and sponsorships. Bracketology, LLC purchased Bracketology, Inc. (owner of Bach Bracket) and its assets in April 2021. Subsequent to June 30th, 2022, Bracketology, LLC transferred its assets to Bracketology.tv, Inc. and in exchange, become an equity holder in Bracketology.tv, Inc. Bracketology.tv, Inc's financials are also represented on a separate document.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues primarily through programmatic display advertisements on their website as well as advertisements within the Company's mailing list. The Company's payments are generally collected within 45 days after the close of each month.

The Company's primary performance obligation is to maintain an acceptable level of user traffic and engagement over the duration of a show's season, which can be two to three months and revenue is recognized on a monthly basis or at the beginning of the partnership period for a larger partnership.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 to be negligible.

The Company issued warrants to Newchip, LLC effective on October 1st 2021. The Company has provided Newchip, LLC with the right to invest up to $250,000, which expires 24 months after the effective date of the agreement in exchange for securities of the Company. The warrant was later assigned to the newly formed corporation Bracketology.tv, Inc. and subsequently cancelled.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's counsel is the father of one of the members and has been providing legal services pro bono with no expectation of payment.

A separate entity owned by an owner of the Company was owed an account payable of $102,000 for web applications software development. The payable was subsequently paid by Bracketology.tv, Inc. Additionally, the Company paid this entity $11,500 for software and web hosting.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

Besides the copyright infringement accusation disclosed below, we are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

A well-known film and entertainment company submitted a Digital Millennium Copyright Act (DMCA) copyright infringement accusing the Company of using their official contestant images/logos. The Company has since complied with their request to pull those images/logos from their site. The future impact of potential litigation, if any, is not estimable.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company is a multimember managed LLC with a single class of ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to June 30, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 11, 2022, the date these financial statements were available to be issued.

The Company transferred its assets to Bracketology.tv, Inc. and in exchange, become an equity holder in Bracketology.tv, Inc. Bracketology.tv, Inc's financials are also represented on a separate document.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cash flows and will likely continue to realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.